



Jennifer Eden

Co Founder at Tampon Tribe

Santa Monica, California

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 Tampon Tribe

Charles Sturt University

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500+ connections

I am one of the founders of Tampon Tribe and partner at SALT Group, an internationally-acclaimed and awarded Beijing and US-based firm. From initiating and implementing branding strategy, marketing campaigns and regional positioning, my role is expansive. I continue to utilize 25 years of media expe...

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Experience

Co Founder
Tampon Tribe
Sep 2015 – Present • 3 yrs
Greater Los Angeles Area

Changing the world one tampon at a time.
We live, eat, sleep, breathe, organic, sustainable, compostable, life-changing products.
www.tampontribe.com

Media (1)

Join the Tribe


Marketing Director
SALT Group
Sep 2015 – Present • 3 yrs
Los Angeles and Beijing

Media (5)

TAMPON TRIBE



SALT and ZAP



TECHROMIX

PR & Marketing Director
TECHROMIX
May 2015 – Jul 2015 • 3 mos
Santa Monica, California



Mirror Media Group

Managing Editor
Mirror Media Group
Sep 2014 – May 2015 • 9 mos
Santa Monica



ZAP Urban Eatery (formerly Zest)

Owner
ZAP Urban Eatery (formerly Zest)
Dec 2010 – Jan 2014 • 3 yrs 2 mos
Sanlitun

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Education



Charles Sturt University

Charles Sturt University
BA Communications - Broadcast Journalism, Economics, Politics, Sociology



James Ruse

James Ruse

Skills & Endorsements

Journalism · 61



Endorsed by **Justin Mitchell and 1 other who is highly skilled at this**



Endorsed by **2 of Jennifer's colleagues at Global Times**

Public Relations · 35



Endorsed by **Patrick Sullivan, who is highly skilled at this**

Marketing · 34



Endorsed by **Shanti Christensen, who is highly skilled at this**

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Recommendations

Received (1) Given (0)



Robert R.

Robert R.
none
June 30, 2010, Robert worked with Jennifer but at different companies

Jennifer was the MC at the Second Annual Women in Business Leadership Awards in May of this year. The event consisted of awarding six leadership awards from various categories of senior level women leaders, all in Beijing.

During the course of the awards, there were more than 20 women coming and going with Jenn's responsibility to ensure that this movement flowed well, and that that all presenters were announced while also entertaining the audience in the process.

Jenn exceeded all our expectations of what the project called for, and the 100+ women in the room were overwhelmingly positive about the effect and turnout of the event itself. We have Jenn to thank for the good will that the awards generated, and the kudos we received from the delegates at the event. We're now looking forward to the opportunity to capitalize on Jenn's presence and enthusiasm at a future Women in Business event!

